Exhibit 99.2

Hi everyone – thank you for joining me today.

I wanted to bring you all up to speed on some exciting news regarding the future of DCPG.

For the past several years, the DCPG Board of Directors has been studying the market and exploring best practices for sustainability for ancillary insurance. This exploration has included seeking a qualified partner with which to join forces. And – I’m excited to share with you that as a result of this exploration, we have entered into a merger agreement with DentaQuest

Some of you may know the name DentaQuest as they are our partner in our Exchange business, however what you may not know is that DentaQuest is a $1.8 Billion dollar company with over 27 million members, primarily in the Medicaid space. In addition to Medicaid/CHIP, DentaQuest has significant experience and membership in the dental exchange segment, the commercial dental segment, and the Medicare advantage dental segment, as well as vision.

DentaQuest has been around since 1966 in different forms, but officially came to be in 2001 and is one of the key players in standalone dental insurance. They are headquartered in Boston and have 2,800 employees with offices in California, Florida, South Carolina, Tennessee, Wisconsin and Texas. Their enterprise mission is to improve the Oral Health of All – and their strategy to accomplish this mission includes taking steps such as acquiring companies like ours. DentaQuest believes that our strong network, focus on customer service and proven success in the commercial group will be an ideal fit within their organization as they work to achieve their overall strategy.

One thing that I want to make sure you all understand is that the Board did not rush into this agreement hastily. Board members put together a very thoughtful set of criteria for defining what a qualified partner would look like. This included:

●	Dedication to growing the DCPG operation
●	Commitment to DCPG’s existing office locations and employees
●	Respect for our provider-owned structure

The more we learned about DentaQuest, the more confident we became that this is the right next move for DCPG.

So, where are we in the process?

We have entered into an agreement to be acquired by DentaQuest – this agreement has been reached between the DentaQuest board and the DCPG board.

What happens next is the following: we will file paperwork with the Ohio Department of Insurance and the Securities and Exchange Commission (or, more commonly referred to as the SEC) – including a proxy statement. This proxy statement will be mailed to all DCPG shareholders. Then, we’ll have a shareholder meeting where we will collect all proxy ballots and approve the merger. The last official milestone of this process is the approval of the merger by the Ohio Department of Insurance. So, assuming all these actions are accomplished with little to no objections from the SEC shareholders or the ODI, we expect the merger to be finalized in the second or third quarter this year.

So, I’m sure many of you are wondering what this means to you and what changes this merger may bring to your job function, etc. We do not anticipate any significant changes to staffing, job titles or functions, benefits, reporting or department structures between now and when the merger is finalized. I would expect we could see some DentaQuest personnel and leadership present in the Sharonville office over the next few months as the merger is finalized. I look forward to you all meeting some of the people we’ve met as part of the process and learning first-hand about DentaQuest.

In fact, we will be joined tomorrow morning by several DentaQuest team members including Steve Pollock, the President and CEO. Steve and members of the DentaQuest HR team will be on hand to answer questions you may have and provide additional background on DentaQuest.

We also wanted to let everyone know that we have issued a joint press release with DentaQuest, so please be aware that this may be covered by the media and we might hear and see rumors or speculation published. It is critical we don’t get distracted by any of these rumors. You all play a critical role in continuing to focus on our day-to-day responsibilities and serving our brokers, groups and members. And, if you receive a media inquiry, please refer it to me.

Communication of this type can be a little tricky as we are restricted in part by SEC regulations. Without getting too technical, there are rules we need to follow (including filing our press release and even this script with the SEC) to ensure we are communicating “just the facts” and not including any solicitation-type language that could inadvertently influencing shareholder votes. This gets particularly tricky as many of our providers and some of our brokers are shareholders.

We will be sharing the press release with our broker partners via email and as a result I anticipate you may get questions from our brokers. Additionally, we may receive some inbound questions from our providers and groups – maybe even our members. I would encourage you to share the press release to those who are in need of additional information and encourage them to contact me if they have specific questions that need to be addressed. If you need a copy of the press release, please ask Julie Lange and she will get that in your hands.

I realize this is a lot to take in and I ask for your patience as we work through this process. There will undoubtedly be more questions than answers at this point and I hope you will trust that we will keep you informed of developments as they occur. What I can tell you is that we will be getting together in smaller groups over the next few days with you and your managers to address your questions and potential concerns. I want to encourage you – as always – to bring those questions to your manager, to me, to anyone on our leadership team you are comfortable asking. We will do our best to answer what we can and find answers to what we may not know at this time.

Lastly, I do want to reiterate that for the next few months, we will be operating with a “business as usual” approach. We need to continue to focus on meeting our 2019 business objectives and providing the high-level of service our stakeholders have come to appreciate from us.